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August 3, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 7
Letter dated July 26, 2018
File No. 024-10492

Dear Ms. Martin:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 26, 2018 (the “Comment Letter”) with respect to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Post-Qualification Amendment No. 8 (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

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Ms. Erin E. Martin Division of Corporation Finance August 3, 2018 Page 2

General

1.	We note your response that, based on discussions with and research performed by the Company’s counsel, the Company has no reason to believe the jury trial waiver provision is not enforceable under state law. Please revise your disclosure to provide additional detail for the basis for this belief or provide an analysis explaining why the provision is enforceable. Please also specifically address any uncertainty as to the enforceability.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure to remove the jury trial waiver provision and related disclosure from the Amended Filing, including the Subscription Agreement.

2.	With respect to the jury trial waiver provision, please revise to clarify how the provision may impact purchasers in the primary offering as opposed to secondary purchasers. Specifically, address how a purchaser in the primary offering that also acquires shares in the secondary market may be impacted by this provision. Please also clarify how the provision may impact a purchaser in the primary offering who sells all of their shares and then repurchases the shares in the secondary market. Lastly, please address whether potential disparate rights of purchasers in the primary offering and purchasers in the secondary market result in two different share classes.

In response to the Staff’s comment, the Company has revised its disclosure to remove the jury trial waiver provision and related disclosure from the Amended Filing, including the Subscription Agreement.

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Ms. Erin E. Martin Division of Corporation Finance August 3, 2018 Page 3

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP